UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (AMENDMENT NO. ___)*

                         THE HALLWOOD GROUP INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.10 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    406364307
            ---------------------------------------------------------
                                 (CUSIP Number)

                                 Mr. Steven Roth
                             Interstate Properties
                                210 Route 4 East
                            Paramus, New Jersey 07652
                                 (201) 587-1000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 6, 2003
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                               (Page 1 of 6 Pages)

-----------------------------                      -----------------------------
CUSIP NO. 406364307                                    PAGE 2 OF 6 PAGES
-----------------------------                      -----------------------------
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  1   NAME OF REPORTING PERSONS.                          Interstate Properties
      I.R.S. IDENTIFICATION NOS. OF ABOVE                 22-1858622
      PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                       (b) [_]
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS                                              WC

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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION                          New Jersey

--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER                          98,000
    NUMBER OF
     SHARES         ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER                        0
    OWNED BY
      EACH          ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER                     98,000
     PERSON
      WITH          ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER                   0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                             98,000
--------------------------------------------------------------------------------
  12   CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                             [_]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           7.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON                                    PN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is common stock, $0.10 par value per share ("Common Stock"), of The Hallwood Group Incorporated, a Delaware corporation (the "Company"), which has its principal executive offices at 3710 Rawlins, Suite 1500, Dallas, TX 75219.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is being filed by Interstate Properties, a New Jersey general partnership ("Interstate").

         (b) The address of Interstate's principal business and principal office is 210 Route 4 East, Paramus, New Jersey 07652.

         (c) The principal business of Interstate is real estate and investments. The name, business address and principal occupation (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the general partners of Interstate is listed on Annex A hereto.

         (d) - (e) During the last five years, none of Interstate or any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the persons listed on Annex A is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All Common Stock acquired by Interstate was acquired through purchase with working capital of Interstate, for an aggregate of $981,762.

ITEM 4.  PURPOSE OF TRANSACTION

         Interstate acquired the Common Stock described in Item 5 for investment purposes.

         Interstate will assess its investment in the Company and, depending on market conditions and other factors, may acquire additional Common Stock, dispose of all or any portion of the Common Stock it now owns or may hereafter acquire, seek to engage in extraordinary corporate transactions, such as a merger or other reorganization involving the Company or a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries (which extraordinary transaction could involve one or more of the matters described in clauses (a) through (j) and could involve one or more additional parties), engage in discussions with the management and/or other significant stockholders of the Company and take any other action which Interstate may deem to be appropriate in the circumstances.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) Interstate owns 98,000 shares of Common Stock (7.2% of the 1,361,343 shares of Common Stock reported by the Company as outstanding at April 30, 2003 in its Quarterly Report on Form 10-Q for the period ended
March 31, 2003). Interstate has sole voting and dispositive power with respect to such Common Stock and each of the individuals listed in Annex A disclaim beneficial ownership of such Common Stock.

         (c) Interstate has engaged in the following transactions (purchases) in Common Stock in the past sixty days on the American Stock Exchange.


                       Number of
                       Shares of             Price
  Date                Common Stock         Per Share
  ----                ------------         ---------

04/21/03                  5,000             $  8.50
04/21/03                  5,000                8.40
04/22/03                  1,200                8.75
04/22/03                    800                8.74
04/23/03                  1,000               10.75
04/23/03                  2,000               11.00
04/23/03                  2,000               12.00
04/23/03                  2,000               14.00
05/06/03                  2,000               12.90
05/06/03                  2,600               12.99
05/06/03                  2,200               13.00
05/06/03                  1,200               13.20
05/06/03                  2,400               13.30
05/06/03                    700               12.91
05/07/03                  1,000               14.75
05/07/03                  1,000               14.90
05/07/03                  1,000               13.99
05/07/03                    300               14.00
05/08/03                  1,700               15.25
05/08/03                  3,000               15.50
05/09/03                  3,000               16.00
05/09/03                    900               16.25
05/09/03                    700               16.10
05/09/03                  2,400               16.30
05/09/03                  2,200               16.88
05/13/03                    100               16.01
05/14/03                    500               15.98
05/14/03                  1,300               16.00
05/14/03                  1,000               16.01
05/14/03                    500               15.99
05/14/03                    500               15.97
05/15/03                    500               15.18
05/15/03                    500               15.20
05/15/03                    800               15.00
05/15/03                  1,000               14.99


         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 16, 2003                              INTERSTATE PROPERTIES


                                                 By: /s/ Steven Roth
                                                    ----------------------------
                                                    Steven Roth
                                                    Managing General Partner

                                     ANNEX A

Name                        Business Address                  Principal Occupation
----                        ----------------                  --------------------

Steven Roth(1)              Vornado Realty Trust(2)           Managing General Partner of
                                                              Interstate Properties; Chairman and
                                                              Chief Executive Officer of Vornado
                                                              Realty Trust; Chairman and Chief
                                                              Executive Officer of Vornado
                                                              Operating Company(3); and Chief
                                                              Executive Officer of Alexander's
                                                              Inc.(2)
David Mandelbaum(1)         Mandelbaum & Mandelbaum, P.C.
                              80 Main Street
                              West Orange, N.J.  07052        Member of law firm of Mandelbaum &
                                                              Mandelbaum, P.C.; and General
                                                              Partner of Interstate Properties

Russell B. Wight, Jr.(1)    278 South Maya Palm Drive
                              Boca Raton, Florida  33432(2)   General Partner of Interstate
                                                              Properties

1. General Partner of Interstate Properties. Mr. Roth is Managing General Partner of Interstate Properties.

2. Vornado Realty Trust's and Alexander's Inc.'s principal businesses are leasing, managing, developing and redeveloping real estate properties. The address of each is 888 Seventh Avenue, New York, New York 10019.

3. Vornado Operating Company operates businesses conducted at properties it leases from Vornado Realty Trust. Vornado Operating Company's address is 888 Seventh Avenue, New York, New York 10019.